Exhibit 10.1

December 15, 2008

D. Andrew Myers

464 Coventry Place

Danville, CA 94506

RE:	PROMOTION

Dear Andy:

On behalf of Scientific Learning Corporation (the “Company”), I am pleased to offer you the following promotion.

Position:	President and Chief Executive Officer, reporting to the Board of Directors of the Company.

Salary:               Your base salary will be $26,250.00 per month ($315,000.00 annually). You will be paid semimonthly on the 15th and the last day of each month, subject to payroll withholding and deductions. Based on your duties and responsibilities, you will be categorized as “exempt” and will be ineligible for overtime pay.

Incentive

Compensation:  In addition to your base salary, you will be eligible for the 2009 Management Incentive Plan, which we expect to submit for adoption by the Compensation Committee of the Board in March 2009. You will be provided with a copy of this plan when it is approved. We expect to recommend that your bonus, at target, will be 55% of salary.

Effective Date:	The desired start date is January 1, 2009.

PTO Benefit:      Your accrual rate for paid time off will increase to 8.33 hours per pay period, for a total of five weeks per year. The Company may modify its standard benefits from time to time as it deems necessary, which would also modify the benefits available to you.

Stock Options:  As part of your promotional package, the Compensation Committee of the Board of Directors has approved the grant to you, effective January 1, 2009, of an option to purchase up to 200,000 shares of common stock of the Company under the Company’s Stock Option Plan. The option exercise price will be the fair market value of the common stock on January 1, 2009. The shares will be subject to vesting over four years from your promotion date vesting monthly over 48 months, provided vesting shall be adjusted as provided below under “Change of Control.” The grant of the options is subject to compliance with applicable securities laws.

The Compensation Committee has also authorized the amendment of the equity grants previously made to you in January 2008 and July 2008 so that the vesting of such equity grants shall also be adjusted as provided below under “Change of Control.”

D. Andrew Myers

Promotion Letter

December 15, 2008

Change of Control:If there is a Change of Control of the Company (as defined below) and within 18 months thereafter either (i) you are terminated by the Company without Cause (as defined below) or (ii) you resign from the Company because of a material change in your position, location, benefits or responsibilities, then, upon your execution of a general release satisfactory to the Company: (i) the vesting of the option for 200,000 shares described above shall be fully accelerated; (ii) the vesting of the option for 30,000 shares granted in July 2008 shall be fully accelerated; (iii) the vesting of the award of 30,000 restricted stock units granted in July 2008 shall be fully accelerated; and (iv) you shall receive a severance payment equal to twelve months of your then-current base salary. Any severance payment will be made in a lump sum promptly after your termination date, and will be subject to standard payroll deductions and withholdings.

For purposes of this letter, “Change of Control” means the occurrence, in a single transaction or a series of related transactions, of any of the following events: (a) a merger, consolidation or similar transaction involving the Company in which, immediately after the completion of such transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity; or (b) a sale or other disposition of all or substantially all of the assets of the Company, other than a sale or other disposition of all or substantially all of the assets of the Company to an entity, more than 50% of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale or other disposition.

For purposes of this letter, “Cause” is defined as: (a) indictment or conviction of any felony or of any crime involving dishonesty; (b) participation in any fraud against the Company; (c) breach of your duties to the Company, including but not limited to persistent unsatisfactory performance of job duties; (d) intentional damage to any property of the Company; (e) violation of Company policy which causes a material detriment to the Company; (f) breach of this Agreement or the Proprietary Information and Inventions Agreement; or (g) conduct by you  which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve.

If any payment or benefit you would receive pursuant to a Change in Control (as defined above) from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to an amount that results in no portion of the Payment being subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary, such reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards. The Company shall appoint a nationally recognized public accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm. If the accounting firm determines that any Payment would be constitute a “parachute payment”, the Company will promptly give you notice. Any good faith determinations of the accounting firm made here under shall be final, binding and conclusive upon the Company and you.

If your employment is terminated at any time with Cause or if you voluntarily terminate your employment (other than as specified above), you will not be entitled to severance payments, pay in lieu of notice or any other such compensation.

D. Andrew Myers

Promotion Letter

December 15, 2008

At-Will

Employment:    Throughout your employment at Scientific Learning, your employment is at-will. At-will employment provides protection of our mutual rights. You or the Company may terminate your employment relationship at any time for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship and other terms of your employment may not be changed except in writing signed by a duly-authorized officer of our Company.

Please sign one copy and return it to Gina Larue in the Human Resources department by December 31, 2008 to indicate your agreement to your employment at the Company on the terms set forth above. Or if you wish, you may fax a signed copy to 510-874-1877.

I look forward to your continued contribution to the success of our Company.

Sincerely,

SCIENTIFIC LEARNING CORPORATION

By________________________________	____________________________
Rodman W. Moorhead, III	Date
On behalf of the Board of Directors

ACCEPTED AND AGREED:

By________________________________	____________________________
D. Andrew Myers	Date